UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of November 2019

SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  √    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes        No___√___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  n/a  .

Report of Material Event

On November 14, 2019, the board of directors of Shinhan Financial Group Co., Ltd. (“Shinhan Financial Group”) resolved to effect a comprehensive stock exchange (the “Stock Exchange”) pursuant to which the common shares of Orange Life Insurance, Ltd. (“Orange Life”) would be exchanged for common shares of Shinhan Financial Group under a stock exchange agreement (the “Stock Exchange Agreement”) to be entered into with Orange Life in connection therewith. The details of the Stock Exchange are as follows:

1.	Form of the Stock Exchange

“Small-scale Stock Exchange” pursuant to Article 360-10 of the Korean Commercial Code (the “KCC”)

2.	Stock Exchange Target Corporation

a.	Company name: Orange Life Insurance, Ltd.

b.	Representative director: Munkuk Cheong

c.	Main business: Life insurance

d.	Relationship with Shinhan Financial Group: Consolidated subsidiary

e.	Total number of shares issued and outstanding: 82,000,000 shares of common stock

f.	Key financial data for the most recent fiscal year:

•	Total assets: KRW 32,744,147,480,793

•	Total liabilities: KRW 28,971,701,618,538

•	Total equity: KRW 3,772,445,862,255

•	Share capital: KRW 82,000,000,000

The figures set forth under “2. Stock Exchange Target Corporation – f. Key financial data for the most recent fiscal year” above are based on the financial statements of Orange Life for the 2018 fiscal year.

3.	Exchange Ratio

Shinhan Financial Group: Orange Life = 1:0.6601483

4.	Method of Calculating Exchange Ratio

As Shinhan Financial Group and Orange Life are both “stock-listed corporations” (whose shares are listed on the KOSPI Market of the Korea Exchange), the exchange ratio for the Stock Exchange was determined based on an exchange price calculated in accordance with Article 165-4 of the Financial Investment Services and Capital Markets Act of Korea (the “FSCMA”) and paragraph (1) of Article 176-5 and paragraph (2) of Article 176-6 of the Enforcement Decree of the FSCMA.

With the date preceding the earlier of the date of the resolution of the board of directors for the Stock Exchange (November 14, 2019) and the (expected) execution date of the Stock Exchange Agreement (November 19, 2019) as the calculation date (November 13, 2019), the exchange price was calculated as the average of (x) the volume weighted average of the closing prices of the applicable common shares for the latest one-month period, (y) the volume weighted average of the closing prices of the applicable common shares for the latest one-week period and (z) the closing price of the applicable common shares as of the latest date.

In addition, paragraph (2) of Article 176-6 and paragraph (1)-1 of Article 176-5 of the Enforcement Decree of the FSCMA allows for the application of a discount or premium of up to 30% (10% in case of stock exchanges between affiliates) of the exchange price calculated in accordance with the above method. However, no such discount or premium was applied in calculating the exchange price for the Stock Exchange, as negotiated and agreed between Shinhan Financial Group and Orange Life.

a.	Entity that will become the complete parent company (Shinhan Financial Group)

Item	Amount (KRW)	Calculation Period
Volume weighted average of the closing prices of Shinhan Financial Group common shares for the latest one-month period	43,191	October 14, 2019 ~ November 13, 2019
Volume weighted average of the closing prices of Shinhan Financial Group common shares for the latest one-week period	43,517	November 7, 2019 ~ November 13, 2019
Closing price of Shinhan Financial Group common shares as of the latest date	43,300	November 13, 2019
Average	43,336	—
Exchange price	43,336	—

b.	Entity that will become the wholly-owned subsidiary (Orange Life)

Item	Amount (KRW)	Calculation Period
Volume weighted average of the closing prices of Orange Life common shares for the latest one-month period	27,996	October 14, 2019 ~ November 13, 2019
Volume weighted average of the closing prices of Orange Life common shares for the latest one-week period	28,979	November 7, 2019 ~ November 13, 2019
Closing price of Orange Life common shares as of the latest date	28,850	November 13, 2019
Average	28,608	—
Exchange price	28,608	—

5.	External Appraisal

a.	External appraisal: Not required

b.

Basis: The Stock Exchange is a stock exchange between stock-listed corporations, and the exchange ratio for the Stock Exchange was determined based on an exchange price calculated in accordance with Article 165-4 of the FSCMA and Articles 176-5 and 176-6 of the Enforcement Decree of the FSCMA. Accordingly, an assessment of the appropriateness of the exchange price by an external appraiser is not required under paragraph (3) of Article 176-6 of the Enforcement Decree of the FSCMA.

6.	Purpose of the Stock Exchange

Since Shinhan Financial Group’s acquisition of Orange Life on February 1, 2019, Shinhan Financial Group has sought to achieve synergies through cooperation among affiliated companies of Shinhan Financial Group. By converting Orange Life into a wholly-owned subsidiary through the Stock Exchange, Shinhan Financial Group seeks to establish a more stable and efficient management framework thereby increasing management efficiency and strengthening the synergy generation woith Shinhan Financial Group, ultimately enhancing corporate value.

7.	Main Impact and Effect of the Stock Exchange

a.	Main impact and effect on the management of Shinhan Financial Group

The Stock Exchange is expected to have a dilutive effect on the share ownership percentages of the existing shareholders of Shinhan Financial Group in accordance with the exchange ratio. However, Shinhan Financial Group plans to minimize dilution of the equity interests held by Shinhan Financial Group shareholders by utilizing treasury shares held by Shinhan Financial Group as consideration in the Stock Exchange. There will be no change in control for corporate governance purposes, and Shinhan Financial Group and Orange Life will continue to exist as separate entities.

In addition, pursuant to the Stock Exchange Agreement, the terms of office of the directors and audit committee members of Shinhan Financial Group who were appointed prior to the Stock Exchange will remain the same following the Stock Exchange despite Article 360-13 of the KCC. No new directors will be appointed as a result of the Stock Exchange.

b.	Main financial impact and effect on Shinhan Financial Group

Shinhan Financial Group expects that the Stock Exchange may result in the improvement of certain of its group-level performance metrics (including its return on equity, double leverage ratio and debt ratio) and an increase in its capital through the issuance of new common shares and transfer of its treasury shares as consideration in the Stock Exchange. In addition, by converting Orange Life into a wholly-owned subsidiary, the net profit of Shinhan Financial Group may also increase as a result of recognizing 100% of the net profit of Orange Life.

Although the assets and liabilities of Orange Life will remain unchanged and only its shareholder composition will change, Orange Life expects that the Stock Exchange will lead to an improvement in its credit ratings and strengthening of its competitiveness as a result of Orange Life becoming a wholly-owned subsidiary of Shinhan Financial Group.

c.	Main impact and effect on the business of Shinhan Financial Group

Shinhan Financial Group expects that the Stock Exchange may allow a more efficient management framework, enabling Shinhan Financial Group to more swiftly respond to changes in the regulatory regime both domestically and internationally and promote sustainable growth by contributing to the maximization of synergies among affiliated companies of Shinhan Financial Group, through an increase in customer convenience and benefits and the strengthening of its competitiveness.

8.	Schedule for the Stock Exchange

Event		Date
Date of the Stock Exchange Agreement		November 19, 2019
Record date		November 25, 2019
Closure of the shareholder register	Start date	November 26, 2019
	End date	November 29, 2019
Dissent filing period	Start date	November 26, 2019
	End date	December 3, 2019
Expected date of shareholders’ meeting		—
Appraisal right exercise period	Start date	—
	End date	—
Period for submission of old share certificates	Start date	—
	End date	—
Expected period for suspension of trading		—
Date of the Stock Exchange (“Stock Exchange Date”)		January 28, 2020
Expected date of delivery of new share certificates		February 7, 2020
Expected date of listing of new shares		February 14, 2020

9.	Name of the Complete Parent Company after the Stock Exchange: Shinhan Financial Group Co., Ltd.

10.	Matters Relating to Appraisal Rights

The Stock Exchange will proceed as a small-scale Stock Exchange pursuant to Article 360-10 of the KCC. Accordingly, shareholders of Shinhan Financial Group will not be granted any appraisal rights.

11.	Back Door Listing

Not applicable

12.	Other Entity’s Fulfillment of Conditions for Back Door Listing

Not applicable

13.	Date of Resolution of the Board of Directors: November 14, 2019

Non-executive directors	Present: 11
Absent: 0
Attendance of audit committee member who is not a non-executive director	—

14.	Agreements for Put Options, Call Options, Put Back Options, etc.

Not applicable

15.	Applicability of Securities Registration Statement Filing Requirement: Yes

16.	Other Investment Considerations

a.

The Stock Exchange will proceed as a small-scale Stock Exchange pursuant to Article 360-10 of the KCC. Accordingly, an approval by the board of directors will replace an approval of the general meeting of shareholders required under paragraph (1) of Article 360-3 of the KCC.

b.

Shinhan Financial Group will newly issue registered common shares of Shinhan Financial Group or transfer its treasury shares in accordance with the exchange ratio set forth in “3. Exchange Ratio” with respect to registered common shares issued by Orange Life that are owned by shareholders appearing in Orange Life’s shareholder register as of the Stock Exchange Date (scheduled at 00:00 a.m., January 28, 2020), excluding Shinhan Financial Group, but including treasury shares of Orange Life and the shares acquired by Orange Life due to the exercise of appraisal rights by Orange Life shareholders dissenting to the Stock Exchange. The shares issued by Orange Life that are owned by Shinhan Financial Group as of the Stock Exchange Date will not be included in the Stock Exchange, and therefore, Shinhan Financial Group will not newly issue registered common shares of Shinhan Financial Group or transfer its treasury shares with respect to such shares. The aggregate number of registered common shares of Shinhan Financial Group to be newly issued to Orange Life shareholders in the Stock Exchange will be 8,232,906 shares, and the aggregate number of treasury shares held by Shinhan Financial Group to be transferred to Orange Life shareholders in the Stock Exchange will be 13,882,062 shares.

c.

The Stock Exchange will proceed in accordance with Article 62-2 of the Financial Holding Company Act which allows for shorter periods than are otherwise required under the KCC. For example, paragraph (2) of Article 62-2 of the Financial Holding Company Act allows a 7-day period for the notice of the small-scale Stock Exchange to be given from the date of the Stock Exchange Agreement and a dissent filing period of seven days starting from the date of the notice of the small-scale Stock Exchange. However, as a New York Stock Exchange-listed company, Shinhan Financial Group requires a 10-day prior notice period for a record date, and therefore will issue a public announcement on November 14, 2019 with a record date of

November 25, 2019. Pursuant to the special rules for Stock Exchanges under the Financial Holding Company Act, the dissent filing period for the stock is for seven days, beginning on November 26, 2019 and ending on December 3, 2019. If, within such period, shareholders owning 20% or more of the total issued and outstanding number of Shinhan Financial Group shares provide notice, in writing, of their dissent to the Stock Exchange, the Stock Exchange may not proceed as a small-scale Stock Exchange. For additional details, please refer to the Korean securities registration statement and prospectus relating to the Stock Exchange to be submitted by Shinhan Financial Group via the Korea Data Analysis, Retrieval and Transfer System.

d.	The Stock Exchange is deemed to be an over-the-counter transaction, and corporate tax or income tax is imposed to the capital gain of the Orange Life shareholder as follows:

(1)

The capital gain of the Orange Life shareholder (calculated by deducting the cost of acquisition and transfer cost from the transfer price) may be subject to the imposition of corporate tax or income tax.

In general, if the shareholder is a foreign corporation or non-resident for Korea tax law purposes, he/she/it will be subject to corporate tax or income tax on capital gain at the lesser of (i) 11% of transfer price (including local income tax) and (ii) 22% of capital gain (including local income tax), but the specific taxation of the relevant foreign corporation or non-resident should be reviewed based on other individual circumstances, such as the existence of a Korean permanent establishment of the relevant foreign corporation or non-resident, and the existence and terms and conditions of a tax treaty executed between Korea and the country of residence of such foreign corporation or non-resident.

	(2)	Meanwhile, a securities transaction tax equivalent to 0.5% of the transfer price shall be also imposed to the Stock Exchanges.

Moreover, If a shareholder of Orange Life who dissents to the Stock Exchange exercises its appraisal right, this shall be deemed to be an over-the-counter transaction where the shareholder shall be imposed with corporate tax or income tax for his/her/its capital gain (calculated by deducting the cost of acquisition and transfer cost from the transfer price).

In general, if the shareholder is a foreign corporation or non-resident for Korea tax law purposes, he/she/it will be subject to corporate tax or income tax on capital gain at the lesser of (i) 11% of transfer price (including local income tax) and (ii) 22% of capital gain (including local income tax), but the specific taxation of the relevant foreign corporation or non-resident should be reviewed based on other individual circumstances, such as the existence of a Korean permanent establishment of the relevant foreign corporation or non-resident, and the existence and terms and conditions of a tax treaty executed between Korea and the country of residence of such foreign corporation or non-resident.

In addition, if the Orange Life shareholder who dissents the Stock Exchange exercises its appraisal right, a securities transaction tax equivalent to 0.5% of the transfer price shall be also imposed.

e.

The Stock Exchange Agreement will become effective upon execution of the agreement. However, if the approval from the general meeting of shareholders of Orange Life is not obtained, the Stock Exchange Agreement will retroactively lose effectiveness without any action by the parties.

f.	Until the Stock Exchange Date, the Stock Exchange Agreement may be amended or terminated upon the occurrence of any of the following events:

(1)

If any matters relating to the terms and conditions of the Stock Exchange Agreement violate any relevant laws or accounting standards, Shinhan Financial Group and Orange Life may, by mutual written agreement, amend the Stock Exchange Agreement to conform to the relevant laws and accounting standards.

(2)	Shinhan Financial Group and Orange Life may amend or terminate the Stock Exchange Agreement, in writing, upon the occurrence of any of the following events:

(i) If shareholders owning 20% or more of the total issued and outstanding number of Shinhan Financial Group shares provide notice, in writing, of their dissent to the Stock Exchange pursuant to Article 360-10 of the KCC and Article 62-2 of the Financial Holding Companies Act, Shinhan Financial Group and Orange Life may amend or terminate the Stock Exchange Agreement.

(ii) If, due to the exercise of appraisal rights by Orange Life shareholders dissenting to the Stock Exchange, the total share purchase price payable by Orange Life to its dissenting shareholders exceeds KRW 500 billion, Shinhan Financial Group and Orange Life may amend or terminate the Stock Exchange Agreement.

(iii) If there is a material adverse change to the assets or management status of Shinhan Financial Group or Orange Life as a result of a force majeure event or other causes, Shinhan Financial Group and Orange Life may amend or terminate the Stock Exchange Agreement.

(iv) If the Stock Exchange results in an incurable violation of law or an unfair exchange ratio which is expected to have a material adverse effect on Shinhan Financial Group and Orange Life, Shinhan Financial Group and Orange Life may amend or terminate the Stock Exchange Agreement.

(3)

Shinhan Financial Group and Orange Life may enter into a separate agreement regarding matters necessary for the Stock Exchange, in which case such separate agreement will be deemed to be a part of the Stock Exchange Agreement.

(4)

In the event there are changes to the exchange ratio or other terms of the Stock Exchange, Shinhan Financial Group and Orange Life may enter into an agreement, in which case such agreement will be deemed to be a part of the Stock Exchange Agreement.

(5)

If the Stock Exchange Agreement is amended or terminated pursuant to the conditions above (including the case where the Stock Exchange Agreement retroactively loses effectiveness pursuant to item e above), neither Shinhan Financial Group nor Orange Life nor any of their respective shareholders, officers, employees, agents or other representatives will have any liability under the Stock Exchange Agreement or in relation to the Stock Exchange.

g.	The above matters and schedule may be amended through consultation with or approval by the relevant authorities or through consultation between the contracting parties.

h.

Specific matters relating to the Stock Exchange, including preparation and submission of documents, consultation with the relevant authorities, changes in schedule for the Stock Exchange, amendment of the Stock Exchange Agreement and execution of separate agreements, the authority for negotiation with Orange Life for the Stock Exchange, are delegated to the representative director of Shinhan Financial Group.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHINHAN FINANCIAL GROUP CO., LTD.

By: /s/ Yu Sung-hun

Name: Yu Sung-hun

Title: Chief Financial Officer

Date: November 14, 2019